Filed Pursuant to Rule 433
Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated August 25, 2008

Units
Capped Leveraged Index Return Notes
Linked to the Rogers International Commodity Index®—Excess Return℠—Merrill Lynch calculated due April , 2010
$10 principal amount per unit
Term Sheet No.

Merrill Lynch & Co., Inc.

Expected Pricing Date*	September , 2008
Settlement Date*	October , 2008
Maturity Date*	April , 2010
CUSIP No.:	

Capped Leveraged Index Return Notes

- 200% leveraged upside exposure to increases in the level of the Rogers International Commodity Index®—Excess Return℠—Merrill Lynch calculated (the "Index"), subject to a cap of between 28% and 32%
- A maturity of approximately 18 months
- 1-to-1 downside exposure to decreases in the level of the Index in excess of a Threshold Amount with up to 90% of the principal amount at risk
- No periodic interest payments
- No listing on any securities exchange

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement LIRN-4.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$0.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in September or October 2008, the settlement date may occur in September or October 2008 and the maturity date may occur in March or April 2010. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Leveraged Index Return Notes®” is a registered service mark of Merrill Lynch & Co., Inc. “LIRNS®”is a registered service mark of Merrill Lynch & Co., Inc.

“Jim Rogers,” “James Beeland Rogers Jr.”, “Rogers,” “Rogers International Commodity Index® —Excess Return,” “Rogers International Commodity Index®—Total Return,” and “RICI®—Excess Return” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered trademarks and service marks of, James Beeland Rogers, Jr. and are used subject to license. The names Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr. and are used subject to license.

Merrill Lynch & Co.

September     , 2008

Summary

The Capped Leveraged Index Return Notes Linked to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated due April     , 2010 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that provide a leveraged return for investors, subject to a cap, if the level of the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index determined on the Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and be willing to accept a return that is capped or a repayment that may be less, and potentially significantly less, than the Original Public Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Participation Rate of 200% and assuming a Capped Value of 30%, the midpoint of the range of 28% and 32%. The green line reflects the hypothetical returns on the Notes, while the gray dashed-line reflects the return of a hypothetical direct investment in the commodity futures contracts included in the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are four examples of payment at maturity calculations (rounded to two decimal places), assuming a hypothetical Starting Value of 3,655.39, the closing level of the Index on August 13, 2008, assuming a Capped Value of $13.00, the midpoint of the indicated range of $12.80 and $13.20, and reflecting the Participation Rate of 200%.

Example 1—The hypothetical Ending Value is 70% of the hypothetical Starting Value and less than the hypothetical Threshold Value:

Hypothetical Starting Value:     3,655.39

Hypothetical Ending Value:      2,558.77

Hypothetical Threshold Value: 3,289.85

$10 +	($10 ×	(2,558.77 – 3,289.85)	× 100%	)	= $8.00
3,655.39

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 90% of the hypothetical Starting Value and greater than the hypothetical Threshold Value:

Hypothetical Starting Value:     3,655.39

Hypothetical Ending Value:      3,472.62

Hypothetical Threshold Value: 3,289.85

Payment at maturity (per unit) = $10.00

If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount per unit will equal the $10 Original Public Offering Price.

Example 3—The hypothetical Ending Value is equal to 104% of the hypothetical Starting Value:

Hypothetical Starting Value: 3,655.39

Hypothetical Ending Value:  3,801.61

$10 +	($10 ×	(3,801.61 – 3,655.39)	× 200%	)	= $10.80
3,655.39

Payment at maturity (per unit) = $10.80

Example 4—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 3,655.39

Hypothetical Ending Value:  4,386.47

$10 +	($10 ×	(4,386.47 – 3,655.39)	× 200%	)	= $14.00
3,655.39

Payment at maturity (per unit) = $13.00        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for the hypothetical Starting Value of 3,655.39, a Threshold Value of 90% of the hypothetical Starting Value, and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit of the Notes;
▪	the total rate of return to holders of the Notes (rounded to two decimal places);
▪	the pretax annualized rate of return to holders of the Notes; and
▪	the pretax annualized rate of return of a hypothetical direct investment in the commodity futures contracts included in the Index.

The table below reflects the Participation Rate of 200% and assumes a Capped Value of $13.00, the midpoint of the indicated range of $12.80 and $13.20.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the Index Components (1)(2)
1,827.70	-50%	$6.00	-40.00%	-31.31%	-41.26%
2,193.23	-40%	$7.00	-30.00%	-22.42%	-31.31%
2,558.77	-30%	$8.00	-20.00%	-14.34%	-22.42%
2,924.31	-20%	$9.00	-10.00%	-6.90%	-14.34%
3,289.85 (3)	-10%	$10.00	0.00%	0.00%	-6.90%
3,472.62	-5%	$10.00	0.00%	0.00%	-3.39%
3,582.28	-2%	$10.00	0.00%	0.00%	-1.34%
3,655.39 (4)	0%	$10.00	0.00%	0.00%	0.00%
3,728.50	2%	$10.40	4.00%	2.63%	1.32%
3,801.61	4%	$10.80	8.00%	5.20%	2.63%
3,874.71	6%	$11.20	12.00%	7.70%	3.92%
3,947.82	8%	$11.60	16.00%	10.14%	5.20%
4,020.93	10%	$12.00	20.00%	12.53%	6.46%
4,386.47	20%	$13.00 (5)	30.00%	18.28%	12.53%
4,752.01	30%	$13.00	30.00%	18.28%	18.28%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from August 14, 2008 to February 14, 2010, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Index Components that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Threshold Value. The actual Threshold Value will be determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the Notes.

(4)	This is the hypothetical Starting Value, the closing level of the Index on August 13, 2008. The actual Starting Value will be determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the Notes.

(5)	The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $13.00 (the midpoint of the range of $12.80 and $13.20).

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪	Exchange rate movements may impact the value of the Notes.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Ownership of the Notes will not entitle you to any rights with respect to any futures contracts or commodities included in the Index.

▪	Trading in the Index Components can be volatile based on a number of factors that we cannot control.

▪	Suspension or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

▪	The Notes will not be regulated by the Commodity Futures Trading Commission.

▪	The Index includes futures contracts on foreign exchanges that are less regulated than U.S. markets.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by us and our affiliates may affect your return on the Notes.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Additional Risk Factors

While the level of the Rogers International Commodity Index—Excess Return (the “RICI—Excess Return Index”) may be calculated by a number of different entities, the Notes are linked to the Index, which is the RICI—Excess Return Index as calculated by an affiliate of ML&Co.

The RICI—Excess Return Index may be calculated by a number of different entities; however, the Redemption Amount payable on the Notes will depend solely on the direction of and percentage change in the level of the Index, which is the RICI—Excess Return Index calculated by an affiliate of ML&Co., from the Starting Value to the Ending Value. ML&Co. does not control and has no responsibility for calculations of the RICI—Excess Return Index that may be made by entities other than its affiliate. While it is not expected that the levels of the RICI—Excess Return Index published by other entities will be different from the level of the Index, if there is a difference between such published levels, the level of the Index calculated by an affiliate of ML&Co. will be used to determine the Ending Value and the Redemption Amount. Therefore, even if another entity publishes levels of the RICI—Excess Return Index prior to the maturity date that are higher than the levels calculated by an affiliate of ML&Co., the Ending Value and your payment on the maturity date will be based on the lower levels calculated by an affiliate of ML&Co.

The Index is a rolling index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. These “roll yields” could affect the level of the Index and the value of the Notes.

The Notes include the risk of concentrated positions in one or more commodity sectors

The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, the initial weightings of the Index as announced by Beeland Interests, Inc. for approximately 44% of the component commodities on the Index are energy oriented, including 21% in crude oil contracts. Accordingly, a decline in value in such raw materials would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and hence the value of the Notes could decline.

The composition of the Index is controlled by James B. Rogers (“Rogers”) and changes to the Index may affect the value of the Notes and the amount you receive on the maturity date

The RICI—Excess Return Index is overseen and managed by a committee (the “RICI Committee”). Rogers chairs the RICI Committee and controls its decisions.

Rogers, through the RICI Committee, has a significant degree of discretion regarding the composition and management of the RICI—Excess Return Index including additions, deletions and the weightings of the Index Commodities (as defined below) or exchange-traded futures contracts on the Index Commodities. Any of these factors could affect the Index and, therefore, could affect the amount payable on the Notes on the maturity date and the market value of the Notes prior to maturity. Rogers and the RICI Committee do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the Notes, into consideration when reweighting or making any other changes to the Index.

Additionally, Rogers, individually or through an entity controlled by Rogers, actively trades commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the Index, and over-the-counter contracts having values which are derived from or are related to such commodities. Rogers, individually or through an entity controlled by Rogers, also may actively trade and hedge the Index. With respect to any such activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time. It is possible that such trading and hedging activities, by any of these parties, will affect the level of the Index and therefore the market value of the Notes.

The Notes are linked to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated, not the Rogers International Commodity Index®—Total ReturnSM

The Notes are linked to the Rogers International Commodity Index—Excess Return—Merrill Lynch calculated not the Rogers International Commodity Index—Total Return. The Rogers International Commodity Index—Excess Return reflects returns that are potentially available through an unleveraged investment in the Index Components. By comparison, the Rogers International Commodity Index—Total Return is a total return index which, in addition to reflecting the same returns of the Rogers International Commodity Index—Excess Return—Merrill Lynch calculated, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to the Rogers International Commodity Index—Excess Return—Merrill Lynch calculated and not the Rogers International Commodity Index—Total Return, the return from an investment in the Notes will not reflect this total return feature.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of any rights with respect to any futures contracts or commodities included in or tracked by the Index.

▪	You are willing to accept that a trading market is not expected to develop for the Notes.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 28% and 32%.

▪	You seek interest payments or other current income on your investment.

▪	You want an investment that provides you with rights with respect to the futures contracts or commodities included in or tracked by the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The following definition replaces the definition of “Market Measure Business Day” set forth in product supplement LIRN-4: A “Market Measure Business Day” means a day on which (1) the New York Stock Exchange (the “NYSE”), the American Stock Exchange and the Nasdaq Stock Market (or any successor to the foregoing exchanges) are open for trading and (2) the Market Measure or any successor thereto is calculated and published.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

The Rogers International Commodity Index—Excess Return

The RICI—Excess Return Index is a composite U.S. dollar-based index that is designed by James B. Rogers (“Rogers”). The RICI—Excess Return Index represents the value of a basket of commodities consumed in the global economy (the “Index Commodities”). The value of each component is based on closing prices of the corresponding futures contracts, each of which is valued as part of a fixed-weight portfolio (the “Index Components”). The selection and weighting of the portfolio that comprise the RICI—Excess Return Index is reviewed by Rogers not less than annually, and weights are assigned in the December preceding the start of each year. ML&Co. is not affiliated with Rogers and did not participate in designing the RICI—Excess Return Index.

The level of the RICI—Excess Return Index is calculated by entities other than an affiliate of ML&Co., and these other entities may continue to calculate levels of the RICI—Excess Return Index. However, levels of the RICI—Excess Return Index as calculated by these other entities have other reference names and are published on Bloomberg under other symbols. The Notes are linked to the level of the Index—that is, the level of the RICI—Excess Return Index as calculated by a ML&Co. affiliate, and not by any other entity.

For more specific information about the RICI—Excess Return Index, please see the section entitled “The Rogers International Commodity Index” in the index supplement I-1.

The following graph sets forth the monthly historical performance of the RICI—Excess Return Index in the period from January 2003 through July 2008. This historical data on the RICI—Excess Return Index is not necessarily indicative of the future performance of the ROGRER Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the RICI—Excess Return Index during any period set forth below is not an indication that the RICI-Excess Return Index is more or less likely to increase or decrease at any time over the term of the Notes. On August 13, 2008, the closing level of the Index was 3,655.39.

The following information supplements or replaces, as applicable, the discussion under the heading “The Rogers International Commodity Index” beginning on page IS-59 of the index supplement I-1.

Overview

Below is a list of the futures contracts included in the RICI Indices (the “RICI Index Components”), together with their respective symbols, exchanges, currencies and Initial Weightings (as defined below):

Contract	Symbol	Exchange	Currency	Initial Weighting*
Crude Oil	CL	NYMEX	USD	21.00%
IPE Brent Oil	CO	ICE	USD	14.00%
Wheat	W	CBOT	USD	7.00%
Corn	C	CBOT	USD	4.75%
Cotton	CT	NYCE	USD	4.05%
Aluminum	LA	LME	USD	4.00%
Copper	LP	LME	USD	4.00%
Gold	GC	COMEX	USD	3.00%
Natural Gas	NG	NYMEX	USD	3.00%
Soybeans	S	CBOT	USD	3.00%
RBOB Gasoline	XB	NYMEX	USD	3.00%
Coffee	KC	CSCE	USD	2.00%
Lead	LL	LME	USD	2.00%
Live Cattle	LC	CME	USD	2.00%
Silver	SI	COMEX	USD	2.00%
Soybean Oil	BO	CBOT	USD	2.00%
Sugar	SB	CSCE	USD	2.00%
Zinc	LX	LME	USD	2.00%
Heating Oil	HO	NYMEX	USD	1.80%
Platinum	PL	COMEX	USD	1.80%
IPE Gas Oil	QS	ICE	USD	1.20%
Cocoa	CC	CSCE	USD	1.00%
Lean Hogs	LH	CME	USD	1.00%
Lumber	LB	CME	USD	1.00%
Nickel	LN	LME	USD	1.00%
Rubber	JN	TOCOM	JPY	1.00%
Tin	LT	LME	USD	1.00%
Soybean Meal	SM	CBOT	USD	0.75%
Canola	RS	WCE	CAD	0.67%
Orange Juice	JO	NYCE	USD	0.66%
Azuki Beans	JE	TGE	JPY	0.50%
Oats	O	CBOT	USD	0.50%
Rice	RR	CBOT	USD	0.50%
Palladium	PA	COMEX	USD	0.30%
Barley	WA	WCE	CAD	0.27%
Greasy Wool	OL	SFE	AUS	0.25%

*	The weights shown above are the weights of each RICI Index Component set on December 12, 2007.

The RICI Committee

The Rogers International Commodity Indexes are maintained and reviewed by the members of the Rogers International Commodity Index Committee (the “RICI Committee”). For the sake of transparency, consistency, and stability, composition changes are rare, and generally occur only after significant shifts in the world economy or markets. When such an event necessitates that one component be modified, the entire index is reviewed. The RICI Committee members monitor the Indexes daily in case of needed changes. The RICI Committee bases its selection on world consumption patterns and liquidity.

RICI Market Disruption Events

A “RICI Market Disruption Event” will be deemed to have occurred on any day upon which the trading of a contract involved in the index calculation is disrupted or the fair determination of its price is interfered with subject to the following:

a. The contract trades at the price set by the exchange to be the limit of its permissible trading range at any point in the last fifteen minutes of trading.

b. No settlement price for that contract is determined by midnight on the day of trading in the time zone in which the exchange is located.

c. The exchange upon which the contract trades closes trading in that contract at a time prior to the published closing time, unless the altered closing time was brought to public attention by the closing time on the trading day prior to the day in question.

d. The settlement closing price published by the exchange is not deemed, in the opinion of the RICI Committee, to properly reflect the fair price of that contract as determined by its free and fair trading on that exchange.

If a RICI Market Disruption Event occurs during the roll or rebalancing period for one or more commodities, the specific contracts involved are neither rolled nor rebalanced on that day. For those contracts, the roll weights and the Monthly Contract Weights (“MCWs”) remain identical to the values they had on the RICI Business Day immediately preceding the RICI Market Disruption Event. The roll period and the rebalancing period will be extended for this or these particular commodities only until the next available business day upon which no RICI Market Disruption Event occurs for that or those commodities. Outside of the roll and rebalancing period the Index is calculated using the last trading price available on the exchange. In particular the calculation of the MCWs will, in the normal course of events, take place using the last price available regardless of whether a RICI Market Disruption Event has occurred. However, under extreme conditions the RICI Committee reserves the right to adjust any prices used in the Index calculation. This may occur if the settlement price is deemed to materially differ from the fair price for that commodity determined by trading on that day and that use of the official settlement price would not be in the interest of Index investors. In this case an alternative settlement price or prices may be determined and used for the Index calculation until fair trading is resumed and the exchange quoted settlement price can again be relied upon. In this case the prices used in the calculation of the Index and the calculation of MCWs will be published along with the mechanism for their determination. Should any exchange amend the settlement price for a contract involved in the Index calculation and do so in a timely manner the RICI Committee may, if deemed appropriate, reflect this change by adjusting the published level of the Index.

A “RICI Business Day” is a day on which all United States based exchanges that list futures contracts included in the Index are open for business (including half-day opening).

Changes to LME Contracts

The RICI Committee replaced the 3 Month Forward LME contract with the appropriate 3rd Wednesday contract and defined a new roll matrix for each LME contract included in the Index. For the new contracts, the real time calculation uses the last official price of the 3rd Wednesday contract adjusted by the real time change of the corresponding 3 month forward contract. This change was implemented during the January 2008 roll period.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain United States federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussions under the sections entitled “United States Federal Income Taxation” in the accompanying product supplement LIRN-4 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement LIRN-4) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale or exchange. The deductibility of capital losses is subject to certain limitations.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended, might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement LIRN-4.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 28, 2008 and March 30, 2007 and the three-month and six-month periods ended June 27, 2008 and June 29, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 28, 2008 (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), and June 27, 2008 (which report included explanatory paragraphs related to the restatement discussed in Note 16 to the condensed consolidated interim financial statements and a number of transactions subsequent to the balance sheet date which are expected to have a material impact on the interim financial statements for the three and nine month periods ended September 26, 2008 discussed in Note 18 to the condensed consolidated interim financial statements), and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-4 dated March 27, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508066920/d424b2.htm

▪	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.